SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. )*

                       Electronics Boutique Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    286045109
                                 (CUSIP Number)

                               R. Richard Fontaine
                              625 Westport Parkway
                             Grapevine, Texas 76051
                            Tel. No.: (817) 424-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 17, 2005
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No. 286045109                    13D                         Page 2 of 10

_______________________________________________________________________________

     NAME OF  REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1
     GameStop Corp.

     I.R.S. Identification No. 752951347
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                       (b) [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable.
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [  ]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_______________________________________________________________________________
NUMBER OF       7    SOLE VOTING POWER

SHARES               0
                _______________________________________________________________
BENEFICIALLY    8    SHARED VOTING POWER

OWNED BY             11,866,601(1)
                _______________________________________________________________
EACH            9    SOLE DISPOSITIVE POWER

REPORTING            0
                _______________________________________________________________
PERSON          10   SHARED DISPOSITIVE POWER

WITH                 0
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     11,866,601(1)
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.4%
_______________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     CO
_______________________________________________________________________________
(1) No shares of Common Stock, par value $.01 per share, of Electronics Boutique Holdings Corp. have been purchased, directly or indirectly, by the Reporting Person. The Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in the Introduction and Items 3 and 4 of this Schedule 13D), entered into in connection with an Agreement and Plan of Merger (as described in the Introduction to this Schedule 13D). Any such beneficial ownership is hereby disclaimed by the Reporting Person.

CUSIP No. 286045109                    13D                         Page 3 of 10

INTRODUCTION.

     No shares of Common Stock, par value $.01 per share (the "Common Stock"), of Electronics Boutique Holdings Corp. (the "Issuer") have been purchased, directly or indirectly, by GameStop Corp. (the "Reporting Person"). The Reporting Person is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as defined below).

     On April 17, 2005, EB Nevada Inc. and James J. Kim (collectively, the "Kim Group"), entered into a voting agreement (the "Voting Agreement") with the Issuer and the Reporting Person in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, the Reporting Person, GameStop, Inc., a Minnesota corporation, GSC Holdings Corp., a Delaware corporation and wholly-owned subsidiary of GameStop, Inc. ("Holdco"), Cowboy Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco ("GameStop Merger Sub"), and Eagle Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco ("EB Merger Sub"), providing for a business combination whereby (i) GameStop, Inc. formed Holdco,
(ii) GameStop Merger Sub will merge into the Reporting Person (the "GameStop Merger") with the Reporting Person as the surviving corporation and (iii) EB Merger Sub will merge into the Issuer (the "Company Merger" together with the GameStop Merger, the "Mergers") with the Issuer Person as the surviving corporation and the Issuer and the Reporting Person will become direct wholly-owned subsidiaries of Holdco.

     At the Effective Time (as defined in the Merger Agreement), the Issuer's stockholders will be entitled to receive in exchange for each share of Common Stock (i) $38.15 in cash without interest and (ii) .78795 shares of Holdco Class A common stock. The Reporting Person's stockholders will be entitled to receive in exchange for each share of Class A common stock, par value $.001 per share (the "Class A Common Stock"), of the Reporting Person, one share of Holdco Class A common stock and for each share of Class B common stock, par value $.001 per share (the "Class B Common Stock"), of the Reporting Person, one share of Holdco Class B common stock.

     The Kim Group executed and delivered the Voting Agreement as a condition and inducement to the Reporting Person's willingness to enter into the Merger Agreement.

     The Kim Group has agreed to vote all shares of capital stock of the Issuer beneficially owned by the Kim Group (collectively, the "Shares") in favor of the adoption of the Merger Agreement. In addition, the Kim Group has agreed to vote against any proposal (i) in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Company Merger or any transaction contemplated by the Merger Agreement, (ii) any Company Takeover Proposal (as defined in the Merger Agreement), (iii) any change in the management or board of directors of the Issuer (other than as contemplated in the Merger Agreement) and
(iv) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of the Issuer under the Merger Agreement or of the Kim Group under the Voting Agreement. In the event the board of directors of the Issuer changes its recommendation with respect to the adoption of the Merger Agreement, the obligation of the

CUSIP No. 286045109                    13D                         Page 4 of 10

Kim Group to vote the Shares in the manner set forth above shall apply only to an aggregate number of Shares that is equal to one third of the total number of shares of the Issuer's Common Stock entitled to vote in respect of such matter and the Kim Group shall cause all remaining Shares to be voted in a manner that is proportionate to the manner in which all holders of shares of Company Common Stock (other than the Kim Group) vote in respect of such matter.

     The Kim Group has also agreed that they will not directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Shares, or any interest therein, or any other securities convertible into or exchangeable for capital stock of the Issuer (including derivative securities), or any voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy) other than (a) pursuant to the Mergers, (b) encumbrances imposed by margin accounts maintained by any member of the Kim Group, (c) transfers to family members of any member of the Kim Group or pledges to investment banks or third party lenders and any other transfers resulting therefrom, (d) transfers by operation of law, by will or pursuant to the laws of descent or distribution, or (e) with the prior written consent of the Reporting Person.

     Pursuant to the Voting Agreement, the Kim Group has appointed the Reporting Person's chairman of the board and chief executive officer, R. Richard Fontaine, and the Reporting Person's president and chief operating officer, Daniel A. DeMatteo, as its proxy to vote the Shares at any annual or special meeting of the stockholders of the Issuer (a) in favor of the adoption of the Merger Agreement and (b) against any action referred to in clauses (i) through (iv) above.

     The Voting Agreement terminates after the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the day following the Effective Time (as defined in the Merger Agreement).

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 2.1 and Exhibit 9.1 to this
Schedule 13D and are incorporated by reference herein.

Item 1. Security and Issuer.

This statement on Schedule 13D is being filed in connection with the Common Stock, par value $.01 per share (the "Common Stock"), of Electronics Boutique Holdings Corp., a Delaware corporation with its principal executive offices at 931 South Matlack Street, West Chester, Pennsylvania 19382 (the "Issuer").

Item 2. Identity and Background.

(a) This statement is filed by GameStop Corp. (the "Reporting Person"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for

CUSIP No. 286045109                    13D                         Page 5 of 10

each director and executive officer of the Reporting Person (the "GameStop Directors and Officers").

(b) The business address of the Reporting Person is:
                              625 Westport Parkway
                             Grapevine, Texas 76051

(c) The principal business of the Reporting Person is the retail sale of video game hardware and software, PC entertainment software, pre-played video games and related accessories and products.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, during the last five years, none of the GameStop Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, none of the GameStop Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was incorporated in the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     No shares of Common Stock have been purchased, directly or indirectly, by the Reporting Person. Rather, as an inducement and a condition to the Reporting Person's entering into the Merger Agreement, the Issuer and the Kim Group have entered into the Voting Agreement with the Reporting Person pursuant to which the members of Kim Group have agreed to vote the Shares in favor of the Merger Agreement (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

Item 4. Purpose of Transaction

     No shares of Common Stock have been purchased, directly or indirectly, by the Reporting Person. The Reporting Person could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Schedule 13D relates only in the sense that the Issuer and the Kim Group have entered into the Voting Agreement (as described in the Introduction to this Schedule 13D, which is incorporated by reference herein) with the Reporting Person in order to facilitate the Mergers pursuant to the Merger Agreement. Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership over any shares

CUSIP No. 286045109                    13D                         Page 6 of 10

of the Common Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any shares of the Common Stock, including the Shares.

     Each of paragraph (a) through (j) of Item 4 of Schedule 13D may be applicable to the transactions contemplated by the Merger Agreement (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person may be deemed to be the beneficial owner of 11,866,601 shares (47.4%) of Common Stock as a result of entering into the Voting Agreement. To the knowledge of the Reporting Person, none of the GameStop Directors and Officers beneficially own any securities of the Issuer. Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership over any shares of Common Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any share of Common Stock. The Reporting Person disclaims membership in any group with respect to the Common Stock, by virtue of the Reporting Person's execution of the Voting Agreement or otherwise.

     (b) As a result of entering into the Voting Agreement, the Reporting Person may be deemed to have shared power to vote or to direct the vote of 11,866,601 shares of Common Stock subject to the Voting Agreement. EB Nevada Inc. and James
J. Kim share the power to vote the shares of Common Stock reported as beneficially owned by the Reporting Person. The following paragraph provides the applicable information required by Item 2 with respect to EB Nevada Inc. and James J. Kim, the members of the Kim Group who beneficially own the Common Stock subject to the Voting Agreement, which information if based on information disclosed by the Issuer and Mr. Kim in their respective public filings with the Securities and Exchange Commission:

     James J. Kim
     ------------

     Name and Citizenship:  James J. Kim, United States citizen

     Business Address:  1345 Enterprise Drive
                        West Chester, Pennsylvania 19380

     Principal Business:  The principal occupation of Mr. Kim is Chairman of the
                          Board of the Issuer and Chairman of the Board and Chief Executive Officer of Amkor Technologies, Inc.

     EB Nevada Inc.
     --------------

     Name and Citizenship:  EB Nevada Inc., a Nevada corporation

     Business Address:  2251A Renaissance Drive, Suite 4
                        Las Vegas, Nevada 89119

CUSIP No. 286045109                    13D                         Page 7 of 10

     Principal Business:  The principal business of EB Nevada Inc. is purchasing, holding and selling securities for investment purposes.

     To the knowledge of the Reporting Person, during the last five years, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     To the knowledge of the Reporting Person, during the last five years, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) Except as described herein, neither Reporting Person, nor to its knowledge any of the GameStop Directors and Officers, has effected any transactions in the Common Stock of the Company during the past sixty days.

     (d) To the knowledge of the Reporting Person, EB Nevada Inc. and James J. Kim have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement reported herein as beneficially owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The matters set forth in the Introduction to this Schedule 13D and Item 4 are incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

     2.1 Agreement and Plan of Merger, dated as of April 17, 2005, by and among GameStop Corp., GameStop, Inc., GSC Holdings Corp., Cowboy Subsidiary LLC, Eagle Subsidiary LLC and Electronics Boutique Holdings Corp. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Electronics Boutique Holdings Corp. on April 18, 2005).

     9.1 Voting Agreement and Irrevocable Proxy, dated as of April 17, 2005, by and among EB Nevada Inc., James J. Kim, GameStop Corp. and Electronics Boutique Holdings Corp. (incorporated by reference to Exhibit 9.1 of the Form 8-K filed by Electronics Boutique Holdings Corp. on April 18, 2005).

CUSIP No. 286045109                    13D                         Page 8 of 10

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2005

                                      GAMESTOP CORP.

                                      By: /s/ David W. Carlson
                                          --------------------------------------
                                          Name:  David W. Carlson
                                          Title: Chief Financial Officer

CUSIP No. 286045109                    13D                         Page 9 of 10

                                   Schedule I

     The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Reporting Person. Except as indicated below, the business address of each director and executive officer of the Reporting Person is 625 Westport Parkway, Grapevine, Texas 76051. Each of the directors and executive officers of the Reporting Person is a citizen of the United States.

                                    DIRECTORS

Name                                   Present Occupation and Employer Address

R. Richard Fontaine                    Chairman of the Board and Chief Executive
                                       Officer of GameStop Corp.

Daniel A. DeMatteo                     Vice Chairman and Chief Operating Officer
                                       of GameStop Corp.

Michael N. Rosen                       Partner, Bryan Cave LLP
                                       1290 Avenue of the Americas
                                       New York, New York 10104

Leonard Riggio                         Chairman of the Board of Directors of
                                       Barnes & Noble, Inc.
                                       122 Fifth Avenue
                                       New York, New York 10011

Stephanie M. Shern                     Founder, Shern Associates LLC
                                       11 Greenbriar Road
                                       Little Falls, New Jersey 07424

Gerald R. Szczepanski                  Former Chairman and Chief Executive
                                       Officer of Gadzooks, Inc.
                                       9 Savannah Ridge
                                       Frisco, Texas 75034

Edward A. Volkwein                     President and Chief Operating Officer of
                                       Hydro-Photon, Inc.
                                       P.O. Box 150
                                       South Pomfret, Vermont 05067

CUSIP No. 286045109                    13D                         Page 10 of 10

                               EXECUTIVE OFFICERS

Name                                   Title with Reporting Person

R. Richard Fontaine                    Chief Executive Officer

Daniel A. DeMatteo                     Vice Chairman and Chief Operating Officer

Joseph DePinto                         President

David W. Carlson                       Executive Vice President and Chief
                                       Financial Officer

Ronald Freeman                         Executive Vice President of Distribution